FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of December


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                  BG Group plc

                 Notification of Director's Interests in Shares


Mr William Friedrich

The Company has received notification from Mr William Friedrich, Deputy Chief Executive and General Counsel, that on 13 December 2004 he purchased 1,750 BG Group plc American Depositary Receipts, representing 8,750 Shares, for a total consideration of US$59,205.90.

As a result, Mr Friedrich's beneficial interests in the ordinary share capital of BG Group plc are 316,673 Shares, representing 0.009% of the Shares in issue.

14 December 2004
Website www.bg-group.com






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 14 December 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary